parlay café

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For years I wondered:

"Why doesn't somebody build a network of coffee shops for people like us? With a separate VIP Lounge like you find at the airport – soundproof phone booths, a few small conference rooms - away from the grinders, blenders and screaming kids…"

So, after a successful exit from my last technology venture, I decided to build it myself!

Problem:

Road Warriors Need a Better Place to Work, Meet & Gather

parlay café

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parlay café

Parlay Café Fills an Un-Recognized Niche:

- Coffee Shops are great except they aren’t
- WeWork is too big, too few & too much
- For every Co-Worker there are hundreds of potential Parlayers
- Parlay thrives in retail (free parking!)
- Membership & Bookings are App Driven!

GET IT ON Google Play | Download on the App Store

Don’s Original Concept (Circa 1998)


Open to Public
Members Only

Proof Of Concept

Our first store opened in Temecula, CA in April 2019 and broke even in month five, proving the viability of our concept. We are now ready to open new company stores and complete the franchising process!


parlay café

parlay café

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Three Balanced Revenue Streams:

- Day Pass & Membership Fees (33%)
- Conference & Meeting Rooms (33%)
- Food & Beverage Revenue (34%)

Our Ask:

$1,000,000 to open new corp locations and complete our franchise offering

How is Parlay Different than WeWork or Regus?

…or VentureX, The Hub, The Cove, etc.


50,000 SF
$350/mo
$$Parking
$$$
Overhead
15,000 SF
$350/mo
$$Parking
$$ Overhead
2,500 SF
parlay café
WORK | MEET | GATHER
$10/Day
$95/mo.
FREE
Parking!
Low
Overhead
WeWork
Regus
Parlay Café

Note: The average footprint of an independent co-working space in the US is 7,500 square feet.


(1) WeWork, (2) Regus, (12) Parlay Cafe:
• Same Overall Size & Overhead
• Which Would You Join?
• Out & About - Where Would You Stop?
Regus
Regus

Competition: There is no direct competitor for our concept.

Parlay Café can be compared to a coffee shop or a co-working space, but it is very different from either. Parlay Café is in a category of its own – one of those "Why isn't anyone else doing this?" ideas. The most common comment we get from first time visitors is…

"I've never seen a place like this – what a great idea!"



parlay café

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How is Parlay Café Different?

- Better Atmosphere than a Coffee Shop
- **Members = Monthly Recurring Revenue!**
- More Accessible than Co-Working
- More Affordable than Co-Working
- Retail Vibe vs. Office Environment
- Membership = Access to Any Location!
- Food & Beverage = 34% of Revenue
- Food & Beverage = 15% Food Cost!


illy


parlay café

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Lobby & Espresso Bar:

- Illy Coffee & Espresso Drinks
- Blended Frappes, Drinks & Smoothies
- Bottled Drinks
- Bakery Items
- Gift Cards – can be used for all services
- Open to the public - promotes meeting rooms, lounge & membership options!

parlay café

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FEATURING illy

BEVERAGES

	12 OZ	16 OZ
Brewed Coffee	2.25	2.95
Cold Brew		4.95
Hot Tea	2.25	2.95
Iced Tea (Black/Green)	2.25	2.95
Hot Chocolate	2.95	3.45
Chai Tea Latte	3.95	4.95

	SINGLE	DOUBLE
Espresso	1.95	2.95

	12 OZ	16 OZ
Americano	3.95	4.95
Macchiato	3.95	4.95
Cappuccino	3.95	4.95
Latte	3.95	4.95

	16 oz
ICED or BLENDED BEVERAGES	4.95

Mocha, White Chocolate Mocha, Vanilla Latte, Caramel Macchiato, Matcha Green Tea, Thai Tea, White Chocolate (no coffee), Vanilla Bean (no coffee)

SMOOTHIES

Strawberry Banana	4.95
Pina Colada	4.95
Mango	4.95

EXTRAS

Extra Espresso Shot	.95
Extra Flavor Shot	.75
Milk Alternative	.75

Soy, Almond, Coconut, Oat

SMALL BITES

Breakfast Burrito	3.95
Egg Bites (two)	3.95
Sausage & Egg Sandwich	3.95
Sandwich & Chips	5.95
Salads	4.95
Muffin	2.95
Danish	2.95
Bagel	2.95
Croissant	2.45
Cookies (three)	2.45

GRAB & GO

illy Cappuccino or Mochaccino	2.95
Pellegrino	2.45
Soda or Juice	1.95
Bottled Water	.95
Chips	.95

RELAX IN OUR MEMBERS LOUNGE!

$10 PER DAY | $95 PER MONTH

Enjoy your beverage while you relax or work. Our Members Lounge offers luxury leather seating with ample work space and private phone booths!

Ask for a Free Tour!

WORK

Get some work done, meet with others or just relax in our private Member’s Lounge with comfortable leather seating, high-speed wi-fi and private phone booths!

parlay café

WORK | MEET | GATHER



Parlay
Cafe

Members Lounge Users:

- Local Business Owners & Professionals
- Business Travelers (Day Passes)
- People who Frequently Work From Home or from a Local Coffee Shop
- Café Customers who just want to chill in an Upscale Lounge Environment

MEET

Our fully equipped conference and meeting rooms are the perfect place to connect with customers, prospects, team members, conduct interviews, etc...


parlay café

Conference Room Users:

- Job Interviews
- Client Meetings
- Brainstorming Sessions
- Sales Meetings, Team Meetings
- Legal – Arbitrations, Depositions

parlay café

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GATHER

Looking for a place to host your next meeting, training or special event? Our state of the art Forum is perfect for any group up to 27 attendees!



parlay café

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Forum Users:

- Seminars & Presentations
- Lunch & Learns
- Training Events
- Teambuilding Events
- Networking Events

Founded in 2019, the Parlay Café executives have extensive backgrounds in successfully launching startup companies over the past 20 years. Headquartered in Temecula, California, the company plans to open 1,000 units over the next ten years.


illy
parlay café

parlay café

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The Parlay Café Team:

- Don Mastrangelo, Founder & CEO
- Annette Rogers – Store Design
- Kristal Nanci – Branding & Marketing
- Liz Cahue – Human Resources
- Greg Preite – Marketing & Advertising
- Mahlon Tobias – Site Selection & Leasing

Don with Temecula Opening Staff shown above


DON

parlay café

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Don Mastrangelo, Founder & CEO

- Seasoned CEO
- Successful Previous Exits
- Serial Entrepreneur
- Best-Selling Author (Sales)
- Developed Parlay Café to Fulfill His Personal Desire for a Better WorkSpace


DON
parlay café

parlay café

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Don Mastrangelo, CEO & Founder

Since 1985, Don Mastrangelo has built dozens of highly successful sales armies for well-known organizations such as Harte-Hanks Direct Marketing, AlphaGraphics, and Trimble Navigation has started no less than eighteen of his own entrepreneurial companies in fields ranging from newspaper publishing, telecommunications, printing, advertising, residential construction and land development, digital signage and GPS Tracking. Don has shared his Ready, Set, Sell! sales methodology with notable firms such as Gannett, Nextel, Salesforce.com, and many other organizations. He was selected as a Salesforce.com "Hero" for implementation and has been a regular presenter at the Salesforce.com "DreamForce" annual convention. His #1 Bestselling book "Ready, Set, Sell! – How to Get From ZERO to Sales HERO in 90 Days" has been endorsed by some of the sales industry's top authors, including Brian Tracy (author of The Psychology of Selling) and Jeffrey Gitomer (author of The Sales Bible and The Little Red Book of Selling). Don resides in Aguanga, CA in a unique residential airpark setting where he lives with his airplanes and pursues his passion for recreational flight every day.

Single Unit Franchise Metrics & Proforma

INVESTMENT SUMMARY	
Franchise Fee	$35,000
Initial Investment	$243,575
Working Capital	$37,500
Total Investment	$316,075

REVENUE	Year 1	Year 2	Year 3	Year 4	Year 5
GROSS SALES	$300,000	$330,000	$363,000	$399,300	$439,230
Food Cost w/ Paper	$40,000	$44,000	$48,400	$53,240	$58,564
GROSS PROFIT	**$260,000**	**$286,000**	**$314,600**	**$346,060**	**$380,666**
VARIABLE EXPENSES					
TOTAL VARIABLE	**$86,850**	**$95,535**	**$105,089**	**$115,597**	**$127,157**
OPERATING MARGIN	$173,150	$190,465	$209,512	$230,463	$253,509
OPERATING EXPENSES	**Year 1**	**Year 2**	**Year 3**	**Year 4**	**Year 5**
TOTAL OPERATING	**$86,850**	**$88,556**	**$90,313**	**$92,122**	**$93,986**
TOTAL EXPENSES	**$173,700**	**$184,091**	**$195,401**	**$207,720**	**$221,143**
EBITDA*	**$86,300**	**$101,909**	**$119,199**	**$138,340**	**$159,523**
*(Earnings Before Interest, Taxes, Depreciation & Amortization)					
ANNUAL RETURN ON INVESTMENT	**27.3%**	**32.2%**	**37.7%**	**43.8%**	**50.5%**
TOTAL RETURN ON INVESTMENT	**27.3%**	**59.5%**	**97.3%**	**141.0%**	**191.5%**

NOTE: Projections shown here are forward-looking figures and cannot be guaranteed.

Franchisor (Parlay, Inc.) Five Year Projections

NOTE: Projections shown here are forward-looking figures and cannot be guaranteed.

parlay café

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YEARS					1st Year	2nd Year	3rd Year	4th Year	5th Year
MONTHS					1-12	1-12	1-12	1-12	1-12
CUMULATIVE MONTHS					1-12	13-24	25-36	37-48	49-60
REVENUES (000)									
Franchise Fee					$315.0	$910.0	$1,260.0	$1,820.0	$1,820.0
Royalties	6.0%				$9.0	$190.5	$694.0	$1,446.1	$2,527.0
System advertising	2.0%				$3.0	$63.5	$231.3	$482.0	$842.3
TOTAL REVENUE (000)					**$327.0**	**$1,163.9**	**$2,185.4**	**$3,748.1**	**$5,189.3**
DIRECT EXPENSES (000)					**$197.3**	**$543.2**	**$1,007.4**	**$1,613.0**	**$2,407.8**
INDIRECT EXPENSES (000)					**$49.10**	**$120.35**	**$235.60**	**$374.90**	**$516.35**
TOTAL EXPENSES (000)					**$246.4**	**$663.6**	**$1,243.0**	**$1,987.9**	**$2,924.1**
NET CASH FLOW (000)					$80.7	$500.4	$942.3	$1,760.2	**$2,265.2**
					=	=	=	=	=
CUM CASH FLOW (000)	$0				$80.7	$581.0	$1,523.4	$3,283.5	**$5,548.7**
					=	=	=	=	=
				high water	($38)				


parlay café
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Temecula, CA 92591
DRM Ventures

Exit Strategy:

Acquisition, Merger or IPO within 3-5 years* during our aggressive growth toward our target of 1,000 locations. Possible targets include:

- IWG (Regus) or another co-working company
- Starbucks, Illy or another coffee company
- Staples or another big box experimenting with shared workspace
- Capital One or another financial services company (Capital One Café)
- A Venture Capital firm targeting franchise systems
- Initial Public Offering

*These are forward-looking projections and cannot be guaranteed

Next Steps

We are currently scouting sites in SoCal and seeking **$1,000,000** to open 4-5 new Parlay Café locations and complete the franchising process. We will expand using both concepts.


parlay café
parlay café

parlay café

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Estimated Valuation:

$3,500,000

(Berkus Method)

Deal Structure:

TBD

parlay café

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Don Mastrangelo
(808) 265-6030
don@parlay.cafe

www.parlay.cafe